Exhibit 99.1

DESCARTES ANNOUNCES FISCAL 2019 FOURTH QUARTER AND ANNUAL FINANCIAL RESULTS
Global Logistics Network Drives Record Revenues
WATERLOO, Ontario — March 6, 2019 — The Descartes Systems Group Inc. (TSX:DSG) (Nasdaq:DSGX) announced its financial results for its fiscal 2019 fourth quarter (Q4FY19) and year (FY19) ended January 31, 2019. All financial results referenced are in United States (US) currency and, unless otherwise indicated, are determined in accordance with US Generally Accepted Accounting Principles (GAAP).

“The Global Logistics Network continues to grow with new customers joining the community and existing customers increasing their use of our expanding solution set,” said Edward J. Ryan, Descartes’ CEO. “We believe our focus on providing one place for shippers, carriers, logistics intermediaries and government agencies to collaborate and manage the complete lifecycle of shipments is contributing to this growth. We’re excited about the numerous opportunities we have to expand the value we bring to the global logistics community by continuing to make focused investments in organic and inorganic growth.”

FY19 Financial Results
As described in more detail below, key financial highlights for Descartes’ FY19 included:
●	Revenues of $275.2 million, up 16% from $237.4 million in the same period a year ago (FY18);
●
Revenues were comprised of services revenues of $241.5 million (88% of total revenues), professional services and other revenues of $27.8 million (10% of total revenues) and license revenues of $5.9 million (2% of total revenues). Services revenues were up 18% from $204.4 million in FY18;

●	Cash provided by operating activities of $78.1 million, up 8% from $72.1 million in FY18;
●	Income from operations of $41.4 million, up 15% from $35.9 million in FY18;
●	Net income of $31.3 million, up 16% from $26.9 million in FY18. Net income as a percentage of revenues was 11%, compared to 11% in FY18;
●	Earnings per share on a diluted basis of $0.40, up 14% from $0.35 in FY18; and
●	Adjusted EBITDA of $93.9 million, up 16% from $80.8 million in FY18. Adjusted EBITDA as a percentage of revenues was 34%, compared to 34% in FY18.

Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues are non-GAAP financial measures provided as a complement to financial results presented in accordance with GAAP. We define Adjusted EBITDA as earnings before interest, taxes, depreciation, amortization, stock-based compensation (for which we include related fees and taxes) and other charges (for which we include restructuring charges and acquisition-related expenses). These items are considered by management to be outside Descartes’ ongoing operational results. We define Adjusted EBITDA as a percentage of revenues as the quotient, expressed as a percentage, from dividing Adjusted EBITDA for a period by revenues for the corresponding period. A reconciliation of Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues to net income determined in accordance with GAAP is provided later in this release.

The following table summarizes Descartes’ results in the categories specified below over FY19 and FY18 (dollar amounts in millions):

	FY19	FY18
Revenues	275.2	237.4
Services revenues	241.5	204.4
Gross margin	73%	73%
Cash provided by operating activities	78.1	72.1
Income from operations	41.4	35.9
Net income	31.3	26.9
Net income as a % of revenues	11%	11%
Earnings per diluted share	0.40	0.35
Adjusted EBITDA	93.9	80.8
Adjusted EBITDA as a % of revenues	34%	34%

Q4FY19 Financial Results
As described in more detail below, key financial highlights for Descartes’ Q4FY19 included:
•	Revenues of $71.0 million, up 12% from $63.6 million in the fourth quarter of fiscal 2019 (Q4FY18) and up 1% from $70.0 million in the previous quarter (Q3FY19);
•
Revenues were comprised of services revenues of $62.9 million (89% of total revenues), professional services and other revenues of $7.0 million (10% of total revenues) and license revenues of $1.1 million (1% of total revenues). Services revenues were up 14% from $55.0 million in Q4FY18 and up 3% from $61.1 million in Q3FY19;

•	Cash provided by operating activities of $21.8 million, up 11% from $19.6 million in Q4FY18 and up 14% from $19.2 million in Q3FY19;
•	Income from operations of $10.6 million, up 19% from $8.9 million in Q4FY18 and compared to $10.8 million in Q3FY19;
•	Net income of $7.9 million, up 18% from $6.7 million in Q4FY18 and compared to $7.9 million in Q3FY19. Net income as a percentage of revenues was 11%, compared to 11% in Q4FY18 and 11% in Q3FY19;
•	Earnings per share on a diluted basis of $0.10, up 11% from $0.09 in Q4FY18 and compared to $0.10 in Q3FY19; and
•
Adjusted EBITDA of $25.0 million, up 17% from $21.4 million in Q4FY18 and up 4% from $24.0 million in Q3FY19. Adjusted EBITDA as a percentage of revenues was 35%, compared to 34% in Q4FY18 and 34% in Q3FY19.

The following table summarizes Descartes' results in the categories specified below over the past 5 fiscal quarters (unaudited; dollar amounts, other than per share amounts, in millions):

	Q4 FY19	Q3 FY19	Q2 FY19	Q1 FY19	Q4 FY18
Revenues	71.0	70.0	67.1	67.0	63.6
Services revenues	62.9	61.1	59.7	57.8	55.0
Gross margin	73%	73%	73%	72%	73%
Cash provided by operating activities	21.8	19.2	18.2	18.9	19.6
Income from operations	10.6	10.8	10.1	9.8	8.9
Net income	7.9	7.9	8.5	7.0	6.7
Net income as a % of revenues	11%	11%	13%	10%	11%
Earnings per diluted share	0.10	0.10	0.11	0.09	0.09
Adjusted EBITDA	25.0	24.0	22.8	22.1	21.4
Adjusted EBITDA as a % of revenues	35%	34%	34%	33%	34%

Cash Position
At January 31, 2019, Descartes had $27.3 million in cash. Cash decreased $7.8 million in Q4FY19 and $5.5 million in FY19 primarily due to credit facility repayments partially offset by cash provided from operations. The table set forth below provides a summary of cash flows for Q4FY19 and FY19 in millions of dollars:

	Q4FY19	FY19
Cash provided by operating activities	21.8	78.1
Additions to property and equipment	(2.2)	(5.2)
Acquisitions of subsidiaries, net of cash acquired	-	(67.9)
Proceeds from borrowing on credit facility	-	68.5
Credit facility repayments	(25.2)	(78.7)
Issuances of common shares, net of issuance costs	-	0.3
Payment of contingent consideration	-	(1.5)
Effect of foreign exchange rate on cash	0.1	(1.4)
Net change in cash	(5.5)	(7.8)
Cash, beginning of period	32.8	35.1
Cash, end of period	27.3	27.3

Amendment to Credit Facility
On January 25, 2019, we amended and increased our existing $150.0 million senior secured revolving credit facility. The newly amended and increased facility is now a $350.0 million revolving operating credit facility to be available for general corporate purposes, including the financing of ongoing working capital needs and acquisitions. With the approval of the lenders, the credit facility can be expanded to a total of $500.0 million. The credit facility has a five-year maturity with no fixed repayment dates prior to the end of the five-year term ending in January 2024. Borrowings under the credit facility are secured by a first charge over substantially all of Descartes’ assets. The credit facility contains certain customary representations, warranties and guarantees, and covenants.

Acquisition of Visual Compliance
On February 12, 2019, Descartes acquired substantially all of the assets of the businesses run by the Management Systems Resources Inc. group of companies (collectively, “Visual Compliance”), a provider of software solutions and services to automate customs, trade and fiscal compliance processes including denied and restricted party screening processes and export licensing. The purchase price for the acquisition was approximately $250 million at February 12, 2019 (approximate CAD $330 million purchase price), net of cash acquired, which was funded from a combination of drawing on Descartes’ existing credit facility and issuing to the sellers 0.3 million Descartes common shares from treasury.

Descartes Evolution — 2019 User Group Conference
Descartes will be hosting Descartes Evolution at the Naples Grande Beach Resort from March 26-28, 2019. Descartes Evolution is Descartes’ pinnacle event where customers and partners from around the world get together to network with other Descartes users, meet the Descartes product management team, provide input on Descartes' product development plans, and learn more about Descartes solutions and how to improve their operations. Information on the event is available at the following site:
https://www.descartes.com/usergroup.

Conference Call
Members of Descartes' executive management team will host a conference call to discuss the company's financial results today at 5:00 p.m. ET, Wednesday, March 6. Designated numbers are +1 888 465-5079 for North America and +1 416 216-4169 for international, using Passcode 9573430#.

The company will simultaneously conduct an audio webcast on the Descartes Web site at www.descartes.com/descartes/investor-relations. Phone conference dial-in or webcast log-in is required approximately 10 minutes beforehand.

Replays of the conference call will be available following the call from 8:00 p.m. ET, and until March 13, 2019, by dialing +1 888 843-7419 or +1 630 652-3042 followed by Passcode 9573430#. An archived replay of the webcast will be available at www.descartes.com/descartes/investor-relations.

About Descartes
Descartes (Nasdaq:DSGX) (TSX:DSG) is the global leader in providing on-demand, software-as-a-service solutions focused on improving the productivity, performance and security of logistics-intensive businesses. Customers use our modular, software-as-a-service solutions to route, schedule, track and measure delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; access global trade data; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in the world's largest, collaborative multimodal logistics community. Our headquarters are in Waterloo, Ontario, Canada and we have offices and partners around the world. Learn more at www.descartes.com, and connect with us on LinkedIn and Twitter.
# # #
Descartes Investor Contact:
Laurie McCauley +1-519-746-6114 x202358
investor@descartes.com

Safe Harbor Statement
This release may contain forward-looking information within the meaning of applicable securities laws ("forward-looking statements") that relates to Descartes' growth in margins; continued growth and acquisitions; rate of profitable growth; demand for Descartes' solutions; growth of Descartes' Global Logistics Network; customer buying patterns; customer expectations of Descartes; development of the GLN and the benefits thereof to customers; and other matters. These forward-looking statements are based on certain assumptions including the following: global shipment volumes continuing to increase at levels consistent with the average growth rates of the global economy; countries continuing to implement and enforce existing and additional customs and security regulations relating to the provision of electronic information for imports and exports; countries continuing to implement and enforce existing and additional trade restrictions and sanctioned party lists with respect to doing business with certain countries, organizations, entities and individuals; Descartes' continued operation of a secure and reliable business network; the stability of general economic and market conditions, currency exchange rates, and interest rates; equity and debt markets continuing to provide Descartes with access to capital; Descartes' continued ability to identify and source attractive and executable business combination opportunities; Descartes' ability to develop solutions that keep pace with the continuing changes in technology, and our continued compliance with third party intellectual property rights. These assumptions may prove to be inaccurate. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Descartes, or developments in Descartes' business or industry, to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, Descartes' ability to successfully execute on acquisitions and to integrate acquired businesses and assets, and to predict expenses associated with and revenues from acquisitions; the ability to attract and retain key personnel and the ability to manage the departure of key personnel and the transition of our executive management team; changes in trade or transportation regulations that currently require customers to use services such as those offered by Descartes; the impact on Descartes' business of a global economic downturn; changes in customer behaviour and expectations; Descartes’ ability to successfully design and develop enhancements to our products and solutions; departures of key customers; the impact of foreign currency exchange rates; Descartes' ability to retain or obtain sufficient capital in addition to its debt facility to execute on its business strategy, including its acquisition strategy; disruptions in the movement of freight; the potential for future goodwill or intangible asset impairment as a result of other-than-temporary decreases in Descartes' market capitalization; and other factors and assumptions discussed in the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada, including Descartes' most recently filed Management's Discussion and Analysis. If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

Reconciliation of Non-GAAP Financial Measures - Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues

We prepare and release quarterly unaudited and annual audited financial statements prepared in accordance with GAAP. We also disclose and discuss certain non-GAAP financial information, used to evaluate our performance, in this and other earnings releases and investor conference calls as a complement to results provided in accordance with GAAP. We believe that current shareholders and potential investors in our company use non-GAAP financial measures, such as Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues, in making investment decisions about our company and measuring our operational results.

The term “Adjusted EBITDA” refers to a financial measure that we define as earnings before certain charges that management considers to be non-operating expenses and which consist of interest, taxes, depreciation, amortization, stock-based compensation (for which we include related fees and taxes) and other charges (for which we include restructuring charges and acquisition-related expenses). Adjusted EBITDA as a percentage of revenues divides Adjusted EBITDA for a period by the revenues for the corresponding period and expresses the quotient as a percentage.

Management considers these non-operating expenses to be outside the scope of Descartes’ ongoing operations and the related expenses are not used by management to measure operations. Accordingly, these expenses are excluded from Adjusted EBITDA, which we reference to both measure our operations and as a basis of comparison of our operations from period-to-period. Management believes that investors and financial analysts measure our business on the same basis, and we are providing the Adjusted EBITDA financial metric to assist in this evaluation and to provide a higher level of transparency into how we measure our own business. However, Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues are non-GAAP financial measures and may not be comparable to similarly titled measures reported by other companies. Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues should not be construed as a substitute for net income determined in accordance with GAAP or other non-GAAP measures that may be used by other companies, such as EBITDA. The use of Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues does have limitations. In particular, we have completed six acquisitions since the beginning of fiscal 2018 and may complete additional acquisitions in the future that will result in acquisition-related expenses and restructuring charges. As these acquisition-related expenses and restructuring charges may continue as we pursue our consolidation strategy, some investors may consider these charges and expenses as a recurring part of operations rather than expenses that are not part of operations.

The table below reconciles Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues to net income reported in our unaudited Consolidated Statements of Operations for Q4FY19, Q3FY19, Q2FY19, Q1FY19 and Q4FY18, which we believe is the most directly comparable GAAP measure.

(US dollars in millions)	Q4FY19	Q3FY19	Q2FY19	Q1FY19	Q4FY18
Net income, as reported on Consolidated Statements of Operations	7.9	7.9	8.5	7.0	6.7
Adjustments to reconcile to Adjusted EBITDA:
Interest expense	0.5	0.6	0.5	0.6	0.4
Investment income	(0.1)	-	-	(0.1)	(0.1)
Income tax expense	2.4	2.3	1.2	2.3	1.9
Depreciation expense	1.5	1.1	1.0	0.9	1.3
Amortization of intangible assets	10.3	10.4	10.0	9.5	9.1
Stock-based compensation and related taxes	1.0	1.2	1.0	0.8	1.1
Other charges	1.5	0.5	0.6	1.1	1.0
Adjusted EBITDA	25.0	24.0	22.8	22.1	21.4

Revenues	71.0	70.0	67.1	67.0	63.6
Net income as % of revenues	11%	11%	13%	10%	11%
Adjusted EBITDA as % of revenues	35%	34%	34%	33%	34%

The table below reconciles Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues to net income reported in our audited Consolidated Statements of Operations for FY19 and FY18, which we believe is the most directly comparable GAAP measure.

(US dollars in millions)	FY19	FY18
Net income, as reported on Consolidated Statements of Operations	31.3	26.9
Adjustments to reconcile to Adjusted EBITDA:
Interest expense	2.1	1.2
Investment income	(0.2)	(0.2)
Income tax expense	8.2	7.9
Depreciation expense	4.5	4.1
Amortization of intangible assets	40.2	33.5
Stock-based compensation and related taxes	4.0	3.4
Other charges	3.8	4.0
Adjusted EBITDA	93.9	80.8

Revenues	275.1	237.4
Net income as % of revenues	11%	11%
Adjusted EBITDA as % of revenues	34%	34%

The Descartes Systems Group Inc.
Condensed Consolidated Balance Sheets
(US dollars in thousands; US GAAP)

	January 31,	January 31,
	2019	2018
ASSETS
CURRENT ASSETS
Cash	27,298	35,145
Accounts receivable (net)
Trade	31,493	28,792
Other	4,331	3,171
Prepaid expenses and other	9,027	7,621
Inventory	95	123
	72,244	74,852
OTHER LONG-TERM ASSETS	10,510	3,966
PROPERTY AND EQUIPMENT, NET	12,612	12,798
DEFERRED INCOME TAXES	3,598	4,660
DEFERRED TAX CHARGE	-	453
INTANGIBLE ASSETS, NET	176,192	178,001
GOODWILL	378,178	350,148
	653,334	624,878
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	5,147	7,897
Accrued liabilities	29,392	25,538
Income taxes payable	1,592	3,270
Deferred revenue	34,236	30,985
	70,367	67,690
LONG-TERM DEBT	25,464	37,000
LONG-TERM DEFERRED REVENUE	855	1,128
LONG-TERM INCOME TAXES PAYABLE	7,634	8,663
DEFERRED INCOME TAXES	15,507	11,585
	119,827	126,066

SHAREHOLDERS’ EQUITY
Common shares – unlimited shares authorized; Shares issued and outstanding totaled 76,864,866 at January 31, 2019 (January 31, 2018 – 76,773,497)	276,753	274,536
Additional paid-in capital	454,722	451,151
Accumulated other comprehensive loss	(25,201)	(15,252)
Accumulated deficit	(172,767)	(211,623)
	533,507	498,812
	653,334	624,878

The Descartes Systems Group Inc.
Consolidated Statements of Operations
(US dollars in thousands, except per share and weighted average share amounts; US GAAP)

	January 31,	January 31,	January 31,
Year Ended	2019	2018	2017

REVENUES	275,171	237,439	203,779
COST OF REVENUES	74,994	63,704	56,051
GROSS MARGIN	200,177	173,735	147,728
EXPENSES
Sales and marketing	36,873	33,128	24,943
Research and development	47,872	41,804	35,556
General and administrative	30,012	25,448	23,077
Other charges	3,798	3,994	3,455
Amortization of intangible assets	40,179	33,477	30,001
	158,734	137,851	117,032
INCOME FROM OPERATIONS	41,443	35,884	30,696
INTEREST EXPENSE	(2,128)	(1,297)	(611)
INVESTMENT INCOME	195	161	1,415
INCOME BEFORE INCOME TAXES	39,510	34,748	31,500
INCOME TAX EXPENSE\
Current	6,042	6,572	4,022
Deferred	2,191	1,297	3,640
	8,233	7,869	7,662
NET INCOME	31,277	26,879	23,838
EARNINGS PER SHARE
Basic	0.41	0.35	0.31
Diluted	0.40	0.35	0.31
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
Basic	76,832	76,324	75,800
Diluted	77,791	77,112	76,515

The Descartes Systems Group Inc.
Condensed Consolidated Statements of Cash Flows
(US dollars in thousands; US GAAP)

Year Ended	January 31,	January 31,	January 31,
	2019	2018	2017
OPERATING ACTIVITIES
Net income	31,277	26,879	23,838
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	4,544	4,101	3,628
Amortization of intangible assets	40,179	33,477	30,001
Stock-based compensation expense (Note 16)	3,710	2,807	2,022
Other non-cash operating activities	71	(784)	(1,028)
Deferred tax expense	2,191	1,297	3,640
Deferred tax charge	(49)	(31)	358
Changes in operating assets and liabilities:
Accounts receivable
Trade	(135)	(1,963)	2,727
Other	(451)	16	(212)
Prepaid expenses and other	(4,466)	(1,772)	(64)
Inventory	74	52	2
Accounts payable	(1,065)	1,428	(317)
Accrued liabilities	2,570	(592)	3,674
Income taxes payable	(2,423)	6,326	1,431
Deferred revenue	2,047	902	2,883
Cash provided by operating activities	78,074	72,143	72,583
INVESTING ACTIVITIES
Purchase of marketable securities	-	-	(241)
Sale of marketable securities	-	-	6,140
Additions to property and equipment	(5,244)	(5,086)	(4,914)
Acquisition of subsidiaries, net of cash acquired	(67,932)	(111,867)	(71,348)
Cash used in investing activities	(73,176)	(116,953)	(70,363)
FINANCING ACTIVITIES
Proceeds from borrowing on the credit facility	68,468	80,000	10,801
Credit facility repayments	(78,659)	(43,000)	(10,200)
Payment of debt issuance costs	-	-	(957)
Issuance of common shares for cash, net of issuance costs	345	1,003	145
Payment of contingent consideration	(1,531)	-	-
Cash (used in) provided by financing activities	(11,377)	38,003	(211)
Effect of foreign exchange rate changes on cash	(1,368)	3,817	(1,087)
(Decrease) increase in cash	(7,847)	(2,990)	922
Cash, beginning of year	35,145	38,135	37,213
Cash, end of year	27,298	35,145	38,135